YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR, INCLUDING THE APPENDICES ATTACHED THERETO AND THE DOCUMENTS INCORPORATED THEREIN BY REFERENCE, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

AS PROVIDED IN THE CIRCULAR, YOU MAY MAKE AN ELECTION AS TO THE FORM OF CONSIDERATION THAT YOU WILL BE ENTITLED TO RECEIVE UNDER THE ARRANGEMENT, SUBJECT TO PRO-RATION AS DESCRIBED HEREIN. IN ORDER FOR YOUR CONSIDERATION ELECTION TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, CIBC MELLON TRUST COMPANY, PRIOR TO 4:30 P.M. (TORONTO TIME) ON FEBRUARY 12, 2010, OR IF THE MEETING IS ADJOURNED OR POSTPONED, PRIOR TO 4:30 P.M. (TORONTO TIME) ON THE BUSINESS DAY IMMEDIATELY PRIOR TO THE DATE OF SUCH ADJOURNED OR POSTPONED MEETING.

LETTER OF TRANSMITTAL AND ELECTION FORM

TO:	INTERNATIONAL ROYALTY CORPORATION (“IRC”)

AND TO:	ROYAL GOLD, INC. (“Royal Gold”)

AND TO:	RG EXCHANGECO INC. (“Canco”)

AND TO:	CIBC MELLON TRUST COMPANY, at its addresses set out at the back of this Letter of Transmittal and Election Form

IRC Shareholders whose IRC Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those IRC Common Shares as contemplated by this Letter of Transmittal and Election Form.

This Letter of Transmittal and Election Form is for use by registered holders of common shares (“IRC Common Shares”) of IRC in connection with the proposed arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “Act”) involving, among other things, the acquisition by Canco, a wholly-owned subsidiary of Royal Gold, of all of the issued and outstanding IRC Common Shares, all as more fully described in the management proxy circular of IRC dated January 15, 2010 (the “Circular”) that accompanies this Letter of Transmittal and Election Form. Capitalized terms used but not defined in this Letter of Transmittal and Election Form that are defined in the Circular have the respective meanings set out in the Circular.

The Arrangement will result in Canco acquiring all of the issued and outstanding IRC Common Shares in exchange for cash and the issuance of common shares of Royal Gold (the “Royal Gold Shares”) and/or exchangeable shares (the “Exchangeable Shares”) of Canco.

For your consideration election to be effective, this Letter of Transmittal and Election Form must be received by CIBC Mellon Trust Company (the “Depositary”) prior to 4:30 p.m. (Toronto time) on February 12, 2010, or, if the Meeting is adjourned or postponed, prior to 4:30 p.m. (Toronto time) on the business day (as defined in the Circular) immediately prior to the date of such adjourned or postponed Meeting (the “Election Deadline”). IF YOUR PROPERLY COMPLETED AND EXECUTED LETTER OF TRANSMITTAL AND ELECTION FORM IN RESPECT OF ANY OF YOUR IRC COMMON SHARES IS NOT RECEIVED PRIOR TO THE ELECTION DEADLINE, YOU WILL BE DEEMED TO HAVE ELECTED TO RECEIVE, IN RESPECT OF EACH SUCH IRC COMMON SHARE, CASH CONSIDERATION AS TO 44.372823% (OR US $3.12 IN CASH) AND ROYAL GOLD SHARE CONSIDERATION AS TO 55.627177% (OR 0.0771 ROYAL GOLD SHARES) (THE “DEEMED ELECTION”), SUBJECT TO PRO-RATION. SEE NOTE 2 IN PART A OF STEP 3.

GENERAL INFORMATION FOR ALL IRC SHAREHOLDERS
Step 1 -- DESCRIPTION OF IRC COMMON SHARES DEPOSITED
Step 2 -- AUTHORIZATION
Step 3 -- ELECTION OF CONSIDERATION TO BE RECEIVED
Step 3 -- ELECTION OF CONSIDERATION TO BE RECEIVED
Step 3 -- ELECTION OF CONSIDERATION TO BE RECEIVED

GENERAL INFORMATION FOR ALL IRC SHAREHOLDERS

All IRC Shareholders are required to complete Steps 1, 2 and Part A of Step 3 and, if applicable, Parts B or C of Step 3 and Steps 4, 5 and 6, and only those IRC Shareholders who are Eligible Holders (see Schedule “A” for further information as to whether an IRC Shareholder is an Eligible Holder) and who wish to receive Exchangeable Shares in connection with the Arrangement are required to complete the information required in Schedule “A”. In addition, all IRC Shareholders should complete and submit a Form W-9 or the appropriate Form(s) W-8. See Instructions 11 and 12 and Schedule “B”.

It is understood that upon receipt and deposit of: (i) this Letter of Transmittal and Election Form; (ii) the certificate(s) representing IRC Common Shares; and (iii) all other documentation as may be required by the Depositary, following the completion of the Arrangement, the Depositary will send to the undersigned or hold for pick-up, in accordance with the instructions given below, cheque(s) representing the Cash Consideration and/or written evidence of the book entry issuance of Royal Gold Shares in uncertificated form, or certificate(s) representing Royal Gold Shares and/or Exchangeable Shares, or a combination thereof. The Royal Gold Share(s) and/or the Exchangeable Share(s) will be issued in the name of the IRC Shareholder as it appears in Step 1.

The undersigned IRC Shareholder covenants, represents and warrants that: (i) such shareholder is the registered owner of the IRC Common Shares being deposited and has good title to such shares; (ii) such IRC Common Shares are free and clear of all hypothecs, liens, charges, encumbrances, mortgages, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form and to deposit, sell, assign, transfer and deliver such IRC Common Shares and that, when the consideration to which such IRC Shareholder is entitled under the Arrangement is paid and/or received, none of IRC, Canco or Royal Gold or any successors thereto will be subject to any adverse claim in respect of such IRC Common Shares; (iv) all information inserted into this Letter of Transmittal and Election Form by the undersigned is accurate; (v) such IRC Common Shares have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any such IRC Common Shares to any other Person; and (vi) unless the undersigned shall have withdrawn this Letter of Transmittal and Election Form by notice in writing given to the Depository by the Effective Date, the undersigned will not transfer or permit to be transferred any of the deposited IRC Common Shares. The covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Arrangement.

The undersigned acknowledges and agrees that this Letter of Transmittal and Election Form is not, and shall not be construed as, a proxy granted for use at the Meeting and that this Letter of Transmittal and Election Form shall not serve to revoke any proxy for use at the Meeting previously conferred or agreed to be conferred by the undersigned (whether as agent, attorney-in-fact, attorney, proxy or otherwise) at any time with respect to the IRC Common Shares being deposited. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, except a proxy granted for use at the Meeting, has been or will be granted with respect to the deposited IRC Common Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form survives the death or incapacity of the undersigned and any obligations of the undersigned hereunder are binding upon the heirs, legal representatives, successors and assigns of the undersigned.

The undersigned instructs Royal Gold, Canco and the Depositary to mail cheque(s) representing the Cash Consideration and/or written evidence of the book entry issuance of Royal Gold Shares in uncertificated form or certificate(s) representing Royal Gold Shares and/or Exchangeable Shares promptly after completion of the Arrangement and return of this Letter of Transmittal and Election Form to the Depositary to the undersigned, or to hold such cheque(s) and/or written evidence or certificate(s) for pick-up promptly after the completion and return of this Letter of Transmittal and Election Form to the Depositary, in each case, in accordance with the instructions given below.

If the Depositary does not receive this Letter of Transmittal and Election Form properly completed and duly executed, together with your IRC Common Share certificate(s) and all other required documentation before the Election Deadline, you will be deemed to have made a Deemed Election to receive in respect of each IRC Common Share held by you in respect of which a duly completed Letter of Transmittal and Election Form, together with applicable IRC Common Share certificate(s), has not been received before the Election Deadline, Cash Consideration as to 44.372823% (or US $3.12 in cash) and Royal Gold Share Consideration as to 55.627177% (or 0.0771 Royal Gold Shares), subject to pro-ration. See Note 2 in Part A of Step 3.

If the Arrangement is not completed, the deposited IRC Common Shares and all other ancillary documents will be returned to the undersigned by mail at the address of the undersigned shown on the register of IRC Shareholders or in accordance with the instructions under Step 5 or Step 6, if completed. The undersigned recognizes that IRC has no obligation or authority pursuant to the instructions given below to transfer any IRC Common Shares from the name of the registered IRC Shareholder thereof if the Arrangement is not completed.

The undersigned, by using this Letter of Transmittal and Election Form in the English language, is deemed to have required that any contract evidencing the Arrangement, as well as all documents related thereto, be exclusively in the English language. Le sous-signé, en utilisant la version anglaise de cette lettre d’envoi et formulaire de choix, est considéré d’avoir exigé que tout contrat démontrant l’Arrangement, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

PLEASE CAREFULLY READ THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

Step 1 — DESCRIPTION OF IRC COMMON SHARES DEPOSITED

All IRC Shareholders must complete this Step.

The undersigned hereby deposits with you, for exchange upon the Arrangement becoming effective, the enclosed certificate(s) representing IRC Common Shares, details of which are as follows:

DESCRIPTION OF CERTIFICATES DEPOSITED
Name(s) and Address(es)		Number of IRC Common
of Registered Holder(s)	Certificate Number	Shares Deposited

Note: If space is insufficient, please attach a separate schedule to this Letter of Transmittal and Election
Form as outlined in Instruction 4.

Step 2 — AUTHORIZATION

All IRC Shareholders must complete this Step.

The undersigned hereby deposits the certificate(s) representing the IRC Common Shares described above under “Step 1 — Description of IRC Shares Deposited” to be dealt with in accordance with this Letter of Transmittal and Election Form. The undersigned understands that, following receipt of a fully completed and duly executed copy of this Letter of Transmittal and Election Form and the certificate(s) described above and all documentation as may be required by the Depositary and completion of the Arrangement, cheque(s) representing the Cash Consideration and/or written evidence of the book entry issuance of Royal Gold Shares in uncertificated form or certificate(s) representing Royal Gold Shares and/or Exchangeable Shares, or a combination thereof, will be issued to the undersigned as soon as practicable after the Effective Date.

SHAREHOLDER SIGNATURE(S)

If this box is signed by registered IRC Shareholder(s) exactly as name(s) appear(s) on the IRC share certificate(s), no signature guarantee will be required. See Instruction 5. If this box is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 5.

Name:
(please print)

Signature:

Capacity (Title):

Address:

Telephone:

By signing above, and unless the undersigned has completed Step 6 below, the undersigned requests that the cheque(s) representing the Cash Consideration and/or written evidence of the book entry issuance of Royal Gold Shares in uncertificated form or certificate(s) representing Royal Gold Shares and/or Exchangeable Shares be delivered by first class mail to the undersigned at the address as shown on the register of IRC Shareholders maintained by the Transfer Agent or held for pick-up at the Depositary.

Step 3 — ELECTION OF CONSIDERATION TO BE RECEIVED

PART A

All IRC Shareholders who wish to make a consideration election prior to the Election Deadline must complete this Part A of Step 3. If you do not complete this Part A of Step 3 or if you do not submit the completed Letter of Transmittal and Election Form prior to the Election Deadline, you will be deemed to have made a Deemed Election. See “General Information for all IRC Shareholders”.

The undersigned hereby elects to receive the following consideration for IRC Common Shares deposited under this Letter of Transmittal and Election Form by checking the applicable box below. You must select only one of the following options and complete the other steps provided under the heading “Further Instructions” in respect of your election. If you wish to make a different election in respect of some of your IRC Common Shares, you must complete a separate Letter of Transmittal and Election Form and submit it, together with certificate(s) representing such IRC Common Shares and all other required documentation, prior to the Election Deadline.

ELECTION(1)(2)		FURTHER INSTRUCTIONS

1.	☐ all Cash Consideration (on the basis of C$7.45 per IRC Common Share, subject to pro-ration(2))	If the undersigned has checked this box, proceed to Step 4 and make the election required and upon completion thereof, proceed to Step 5.

2.	☐ all Royal Gold Share Consideration (on the basis of 0.1385 of a Royal Gold Share per IRC Common Share, subject to pro-ration(2))	If the undersigned has checked this box, proceed to Step 5.

3.	☐ all Exchangeable Share Consideration(3) (on the basis of 0.1385 of an Exchangeable Share (and the Ancillary Rights) per IRC Common Share, subject to pro-ration(2))	If the undersigned has checked this box, proceed to Step 5. You must also review and complete Schedule “A” and Figure 1: Tax Election Form for use by Eligible Holders of IRC Common Shares and Figure 2: Tax Election Package Request Form and ensure all information requested therein is completed.

4.	☐ a combination of Cash Consideration and Royal Gold Share Consideration and/or Exchangeable Share Consideration(3) for the undersigned’s IRC Common Shares	If the undersigned has checked this box and is not an Eligible H older, proceed to Step 3 — Part B and make the election required and upon completion thereof proceed to Step 5.

If the undersigned has checked this box and is an Eligible Holder (whether or not the undersigned is electing Exchangeable Share Consideration), proceed to Step 3 — Part C and make the election(s) required and upon completion thereof proceed to Step 5. You must also review and complete Schedule “A” and Figure 1: Tax Election Form for use by Eligible Holders and Figure 2: Tax Election Package Request Form and ensure all information requested therein is completed.

All cheques for Cash Consideration will be denominated in Canadian dollars. If you would prefer to receive US dollars, check this box ☐.

Notes:

1.	This Letter of Transmittal and Election Form must be received by the Depositary prior to the Election Deadline, which is 4:30 p.m. (Toronto time) on February 12, 2010, being the business day immediately prior to the date of the Meeting (currently scheduled to be held on February 16, 2010) or, if such Meeting is adjourned or postponed, prior to the Election Deadline, which is 4:30 p.m. (Toronto time) on the business day (as defined in the Circular) immediately prior to the date of such adjourned or postponed meeting in order to make a consideration election. Any IRC Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of this Letter of Transmittal and Election Form with respect to elections to receive Cash Consideration, Royal Gold Share Consideration, Exchangeable Share Consideration or a combination thereof (each, a “Non-Electing IRC Shareholder”), shall be deemed to have made a Deemed Election. See “General Information for all IRC Shareholders”

2.	The consideration election (including any Deemed Election) is, in all cases, subject to pro-ration in accordance with the Plan of Arrangement whereby the maximum aggregate amount of Cash Consideration to be paid to IRC Shareholders under the Arrangement is the Canadian Dollar Equivalent as of the Effective Date of US$350,000,000 and the maximum aggregate number of Royal Gold Shares and Exchangeable Shares that may be elected by IRC Shareholders is the lesser of (i) 7,750,000 and (ii) in the event that the maximum aggregate amount of Cash Consideration payable to IRC Shareholders is greater than the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761, the greater of (A) 7,040,919 and (B) 7,750,000 less one for every Canadian Dollar Equivalent as of the Effective Date of US$50.79 of incremental cash election in the aggregate above the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761. All of the foregoing is subject to a further adjustment in the event that both the maximum aggregate amount of Cash Consideration and the maximum aggregate number of Royal Gold Shares and Exchangeable Shares would be exceeded as a result of elections by IRC Shareholders. This description of the pro-ration provisions of the Arrangement is subject to the detailed provisions of the Arrangement itself. See “The Arrangement — Election Procedure and Pro-ration” in the Circular.

3.	Only Eligible Holders of IRC Common Shares may elect to receive consideration that includes Exchangeable Shares. An Eligible Holder may also elect, in respect of any IRC Common Shares for which the Eligible Holder has not elected to receive consideration that includes Exchangeable Shares, to receive Cash Consideration, Royal Gold Share Consideration or a combination of Cash Consideration and Royal Gold Share Consideration. Any election to receive Exchangeable Share Consideration by an IRC Shareholder who is not an Eligible Holder of IRC Common Shares will be deemed to be a duly completed election to receive Royal Gold Share Consideration in lieu of the Exchangeable Share Consideration that such IRC Shareholder is not eligible to elect to receive. In addition, an Eligible Holder who elects to receive all Cash Consideration may elect to receive Exchangeable Share Consideration in lieu of Royal Gold Share Consideration in the event that the amount of Cash Consideration is pro-rated. See Step 4.

IRC Shareholders should consult their financial and tax advisors prior to making an election as to the consideration they wish to receive pursuant to the Arrangement.

Step 3 — ELECTION OF CONSIDERATION TO BE RECEIVED

PART B

Only IRC Shareholders who are not Eligible Holders and have elected to receive a combination of Cash Consideration and Royal Gold Share Consideration for their IRC Common Shares are required to complete this Part B of Step 3. IRC Shareholders who are not Eligible Holders are not entitled to receive Exchangeable Shares.

If the IRC Shareholder has elected in Step 3 — Part A above to receive a combination of Cash Consideration and Royal Gold Share Consideration for such holder’s IRC Common Shares, the undersigned is required to make the further election below specifying the percentage of each form of consideration that the undersigned wishes to receive for such IRC Common Shares.

THE UNDERSIGNED, HAVING ELECTED IN STEP 3 — PART A ABOVE TO RECEIVE A COMBINATION OF CASH CONSIDERATION AND ROYAL GOLD SHARE CONSIDERATION FOR SUCH HOLDER’S IRC COMMON SHARES, HEREBY ELECTS TO RECEIVE THE FOLLOWING PERCENTAGE OF EACH FORM OF CONSIDERATION FOR EACH IRC COMMON SHARE DEPOSITED PURSUANT TO THIS LETTER OF TRANSMITTAL AND ELECTION FORM:

Cash Consideration		%

Royal Gold Share Consideration		%

Total	100	%

If the percentages inserted above total less than 100%, the number of IRC Common Shares deposited with this Letter of Transmittal that corresponds to the percentage difference between the total inserted above and 100% will be exchanged for Cash Consideration as to 44.372823% in respect of each IRC Common Share and Royal Gold Share Consideration as to 55.627177% in respect of each IRC Common Share, subject to pro-ration. If the percentages inserted above total more than 100%, the percentages will be reduced, on a pro-rata basis, until the percentages total 100%. If the IRC Shareholder does not complete this Part B, the IRC Shareholder will be treated as a Non-Electing IRC Shareholder as described in Step 3 — Part A above in respect of IRC Common Shares and will be deemed to have made a Deemed Election. See “General Information for all IRC Shareholders”.

The above allocations are subject to pro-ration in accordance with the Plan of Arrangement. See note 2 in Step 3 — Part A above.

Step 3 — ELECTION OF CONSIDERATION TO BE RECEIVED

PART C

Only IRC Shareholders who are Eligible Holders and who have elected to receive a combination of Cash Consideration and Royal Gold Share Consideration and/or Exchangeable Share Consideration for some or all of their IRC Common Shares are required to complete this Part C of Step 3. IRC Shareholders who are not Eligible Holders are not entitled to receive Exchangeable Shares. If you are not an Eligible Holder, please return to Step 3 — Part B.

If you are an Eligible Holder, you are entitled to elect to receive, in respect of all the IRC Common Shares held by you in aggregate, a combination of Cash Consideration, Royal Gold Share Consideration and/or Exchangeable Share Consideration. However, in respect of each individual IRC Common Share held by you, you are entitled to receive, in combination with Cash Consideration, only Royal Gold Share Consideration or Exchangeable Share Consideration.

If the IRC Shareholder has elected in Step 3 — Part A above to receive a combination of Cash Consideration and Royal Gold Share Consideration and/or Exchangeable Share Consideration for such holder’s IRC Common Shares, the undersigned is required to make the further elections below specifying:

(1) (A)	the number of such holder’s IRC Common Shares in respect of which such holder wishes to receive Cash Consideration and Royal Gold Share Consideration (See “Election 1A” below); and

(B)	the percentage of Cash Consideration and Royal Gold Share Consideration that the undersigned wishes to receive for each IRC Common Share in respect of which such election is made (See “Election 1B” below); and

(2) (A)	the number of such holder’s IRC Common Shares in respect of which such holder wishes to receive Cash Consideration and Exchangeable Share Consideration (See “Election 2A” below); and

(B)	the percentage of Cash Consideration and Exchangeable Share Consideration that the undersigned wishes to receive for each IRC Common Share in respect of which such election is made (See “Election 2B” below).

ELECTION 1A

THE UNDERSIGNED, HAVING ELECTED IN STEP 3 — PART A ABOVE TO RECEIVE A COMBINATION OF CASH CONSIDERATION AND ROYAL GOLD SHARE CONSIDERATION AND/OR EXCHANGEABLE SHARE CONSIDERATION FOR SUCH HOLDER’S IRC COMMON SHARES, HEREBY ELECTS TO RECEIVE A COMBINATION OF CASH CONSIDERATION AND ROYAL GOLD SHARE CONSIDERATION IN CONSIDERATION FOR                                    OF THE IRC COMMON SHARES DEPOSITED. YOU MUST ALSO COMPLETE ELECTION 1B BELOW.

ELECTION 2A

THE UNDERSIGNED, HAVING ELECTED IN STEP 3 — PART A ABOVE TO RECEIVE A COMBINATION OF CASH CONSIDERATION AND ROYAL GOLD SHARE CONSIDERATION AND/OR EXCHANGEABLE SHARE CONSIDERATION FOR SUCH HOLDER’S IRC COMMON SHARES, HEREBY ELECTS TO RECEIVE A COMBINATION OF CASH CONSIDERATION AND EXCHANGEABLE SHARE CONSIDERATION IN CONSIDERATION FOR                                    OF THE IRC COMMON SHARES DEPOSITED. YOU MUST ALSO COMPLETE ELECTION 2B BELOW.

Step 3 — ELECTION OF CONSIDERATION TO BE RECEIVED

PART C — (Continued)

ELECTION 1B

IN RESPECT OF EACH IRC COMMON SHARE FOR WHICH THE UNDERSIGNED HAS ELECTED IN ELECTION 1A ABOVE TO RECEIVE A COMBINATION OF CASH CONSIDERATION AND ROYAL GOLD SHARE CONSIDERATION, THE UNDERSIGNED HEREBY ELECTS TO RECEIVE THE FOLLOWING PERCENTAGE OF EACH FORM OF CONSIDERATION:

Cash Consideration		%

Royal Gold Share Consideration		%

Total	100	%

If the percentages inserted above total less than 100%, the number of IRC Common Shares listed in Election 1A above that corresponds to the percentage difference between the total inserted above and 100% will be exchanged for Cash Consideration as to 44.372823% in respect of each IRC Common Share and Royal Gold Share Consideration as to 55.627177% in respect of each such IRC Common Share, subject to pro-ration. If the IRC Shareholder inserts a number in each box corresponding to a form of consideration above but percentages inserted above total more than 100%, the percentages will be reduced, on a pro-rata basis, until the percentages total 100%.

ELECTION 2B

IN RESPECT OF EACH IRC COMMON SHARE FOR WHICH THE UNDERSIGNED HAS ELECTED IN ELECTION 2A ABOVE TO RECEIVE A COMBINATION OF CASH CONSIDERATION AND EXCHANGEABLE SHARE CONSIDERATION, THE UNDERSIGNED HEREBY ELECTS TO RECEIVE THE FOLLOWING PERCENTAGE OF EACH FORM OF CONSIDERATION:

Cash Consideration		%

Exchangeable Share Consideration		%

Total	100	%

If the percentages inserted above total less than 100%, the number of IRC Common Shares listed in Election 2A above that corresponds to the percentage difference between the total inserted above and 100% will be exchanged for Cash Consideration as to 44.372823% in respect of each IRC Common Share and Exchangeable Share Consideration as to 55.627177% in respect of each such IRC Common Share, subject to pro-ration. If the IRC Shareholder inserts a number in each box corresponding to a form of consideration above but percentages inserted above total more than 100%, the percentages will be reduced on a pro-rata basis until the percentages total 100%.

See Schedule “A” if the undersigned has elected to receive Exchangeable Share Consideration in this Step 3 — Part C. Only Eligible Holders of IRC Common Shares may elect to receive Exchangeable Share Consideration. Any election to receive Exchangeable Share Consideration by an IRC Shareholder who is not an Eligible Holder of IRC Common Shares will be deemed to be a duly completed election to receive Royal Gold Share Consideration in lieu of the Exchangeable Share Consideration that such IRC Shareholder is not eligible to receive.

The above allocations in each of Election 1B and Election 2B are subject to pro-ration in accordance with the Plan of Arrangement. See note 2 in Step 3 — Part A above.

Step 4 — ELECTION OF CONSIDERATION TO BE RECEIVED UPON PRO-RATION

Only IRC Shareholders who have elected to receive solely Cash Consideration are required to complete this Step 4.

The consideration election is, in all cases, subject to pro-ration in accordance with the Plan of Arrangement whereby the maximum aggregate amount of Cash Consideration to be paid to IRC Shareholders under the Arrangement is the Canadian Dollar Equivalent as of the Effective Date of US$350,000,000 and the maximum aggregate number of Royal Gold Shares and Exchangeable Shares that may be elected by IRC Shareholders is the lesser of (i) 7,750,000 and (ii) in the event that the maximum aggregate amount of Cash Consideration payable to IRC Shareholders is greater than the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761, the greater of (A) 7,040,919 and (B) 7,750,000 less one for every Canadian Dollar Equivalent as of the Effective Date of US$50.79 of incremental cash election in the aggregate above the Canadian Dollar Equivalent as of the Effective Date of US$313,985,761. All of the foregoing is subject to a further adjustment in the event that both the maximum aggregate amount of Cash Consideration and the maximum aggregate number of Royal Gold Shares and Exchangeable Shares would be exceeded as a result of elections by IRC Shareholders. This description of the pro-ration provisions of the Arrangement is subject to the detailed provisions of the Arrangement itself. See “The Arrangement — Election Procedure and Pro-ration” in the Circular.

If the Cash Consideration is pro-rated such that you will be deemed to have elected to receive Royal Gold Share Consideration and/or Exchangeable Share Consideration in consideration for your IRC Common Shares for which Cash Consideration has been pro-rated, you are entitled to make an election below specifying whether you wish to receive Royal Gold Share Consideration or Exchangeable Share Consideration in lieu of Cash Consideration on such pro-ration.

Only Eligible Holders may elect to receive Exchangeable Share Consideration. If you are not an Eligible Holder, any election to receive Exchangeable Share Consideration will be deemed to be an election to receive Royal Gold Share Consideration.

THE UNDERSIGNED, HAVING ELECTED IN STEP 3 — PART A ABOVE TO RECEIVE SOLELY CASH CONSIDERATION FOR SUCH HOLDER’S IRC COMMON SHARES REFERRED TO IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM, HEREBY ELECTS TO RECEIVE, IN THE EVENT THAT THE CASH CONSIDERATION PAYABLE UNDER THE ARRANGEMENT IS PRO-RATED, THE FOLLOWING FORM OF CONSIDERATION FOR THE IRC COMMON SHARES FOR WHICH CASH CONSIDERATION HAS BEEN PRO-RATED. You must select only one of the following options.

☐	Royal Gold Share Consideration

☐	Exchangeable Share Consideration

If you do not make an election, or otherwise make an invalid election under this Step 4, you will be deemed to have elected to receive Royal Gold Share Consideration in the event of pro-ration.

Step 5 — HOLD FOR PICK-UP

☐	Check here if the cheque(s) for Cash Consideration and/or written evidence of the book entry issuance of Royal Gold Shares in uncertificated form or certificate(s) representing Royal Gold Shares and/or Exchangeable Shares are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal and Election Form is deposited.

Step 6 — SPECIAL DELIVERY INSTRUCTIONS

An IRC Shareholder must complete this step only if it wishes to have the cheque(s) for Cash Consideration and/or written evidence of the book entry issuance of Royal Gold Shares in uncertificated form or certificate(s) representing Royal Gold Shares and/or Exchangeable Shares delivered to an address other than the current registered address of the IRC Shareholder as shown on the register of IRC Shareholders maintained by the Depositary.

SPECIAL DELIVERY INSTRUCTIONS
See Instruction 6

☐ Mail cheque(s) and/or written evidence of the book entry issuance in uncertificated form and/or certificate(s) to

Name:

Address:

If special delivery instructions have been selected, please proceed to Step 7.

Step 7 — SIGNATURE GUARANTEE

An IRC Shareholder does not have to complete this step if either:

1. it is the registered IRC Shareholder of the certificate(s) representing the IRC Common Shares deposited with this Letter of Transmittal and Election Form and has not completed Step 6 requesting delivery to an address other than the current registered address of the IRC Shareholder, or

2. it is an “Eligible Institution” as defined in Instruction 2.

In all other cases, an IRC Shareholder must complete this Step 7 by having its signature on this Letter of Transmittal and Election Form guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required).

GUARANTEE OF SIGNATURE(S)

Authorized Signature on behalf of Eligible Institution.

See Instructions 2 and 5.

Signature:

Name of Firm:

Address:

Telephone:

Dated:

INSTRUCTIONS

1.	Use of Letter of Transmittal and Election Form

In order for a valid consideration election to be made, this Letter of Transmittal and Election Form (or manually signed facsimile thereof), together with the accompanying certificate(s) representing IRC Common Shares and all other required documents, must be received by the Depositary at one of the addresses specified on the back page of this Letter of Transmittal and Election Form prior to the Election Deadline, being 4:30 p.m. (Toronto time) on February 12, 2010 or, if the Meeting is adjourned or postponed, such time on the business day (as defined in the Circular) immediately prior to the date of such adjourned or postponed Meeting. If the Depositary does not receive this Letter of Transmittal and Election Form properly completed and duly executed, together with your IRC Common Share certificate(s) and all other required documentation prior to the Election Deadline, you will be deemed to have made a Deemed Election. See “General Information for all IRC Shareholders”. Regardless of whether or not a valid consideration election is made prior to the Election Deadline, all registered IRC Shareholders must complete this Letter of Transmittal and Election Form and return it, together with certificates representing IRC Common Shares to the Depositary, in order to receive the consideration to which they are entitled under the Arrangement.

2.	Guarantee of Signatures

The signature guarantee on this Letter of Transmittal and Election Form is not required if: (i) this Letter of Transmittal and Election From is signed by the registered IRC Shareholder of the IRC Common Shares deposited by this Letter of Transmittal and Election Form, unless the IRC Shareholder has completed “Step 6 — Special Delivery Instructions” in which case the signature guarantee is required; or (ii) the IRC Common Shares are deposited for the account of an Eligible Institution. An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority in the United States, or banks or trust companies in the United States. The guarantor must affix a stamp bearing the actual words “Signature Guarantee”. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of one of the above-mentioned Medallion Programs. In all other cases, all signatures on this Letter of Transmittal and Election Form must be guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required). See also Instruction 5.

3.	Delivery of Letter of Transmittal and Election Form and Certificates

This Letter of Transmittal and Election Form is to be completed by IRC Shareholders who hold certificates representing IRC Common Shares to be deposited with this Letter of Transmittal and Election Form. Certificates representing IRC Common Shares, as well as this Letter of Transmittal and Election Form duly completed and duly executed, should be received by the Depositary at one of the addresses specified on the back page of this Letter of Transmittal and Election by the Election Deadline to make a valid election. The method of delivery of certificates representing IRC Common Shares is at the option and risk of the person depositing the certificates and delivery will be deemed to be effective only when such documents are actually received. IRC recommends that these documents be delivered by hand to the Depositary at one of the addresses specified on the back page of this Letter of Transmittal and Election Form and a receipt obtained; otherwise, the use of registered mail, properly insured, with return receipt requested is recommended.

4.	Insufficient Space

If the space provided in this Letter of Transmittal and Election Form is insufficient, the certificate number(s) and the number of IRC Common Shares represented thereby should be attached as a separate schedule to this Letter of Transmittal and Election Form, which separate schedule must be signed by the IRC Shareholder.

5.	Signatures on Letter of Transmittal and Election Form, Powers and Endorsements

If this Letter of Transmittal and Election Form is signed by the registered IRC Shareholder(s) of the IRC Common Shares deposited with this Letter of Transmittal and Election Form, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without any change whatsoever. If any of the IRC Common Shares deposited with this Letter of Transmittal and Election Form are held of record by two or more joint owners, all the owners must sign this

Letter of Transmittal and Election Form. If any deposited IRC Common Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit a separate Letter of Transmittal and Election Form for each different registration. If this Letter of Transmittal and Election Form or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate below the signature on the line marked “Capacity (Title)” when signing, and evidence satisfactory to the Depositary of their authority to act should be submitted.

If this Letter of Transmittal and Election Form is signed by the registered IRC Shareholder(s) of the IRC Common Shares evidenced by certificates listed and submitted with this Letter of Transmittal and Election Form, no endorsements of certificates or separate powers are required unless the cheque(s) for Cash Consideration and/or certificate(s) representing Royal Gold Shares and/or Exchangeable Shares are to be delivered to a person other than the registered IRC Shareholder(s). Signatures on those certificates or powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal and Election Form is signed by a person other than the registered IRC Shareholder(s) of the IRC Common Shares evidenced by certificates listed and submitted by this Letter of Transmittal and Election Form, the certificates must be endorsed or accompanied by appropriate share transfer or share transfer powers, in either case signed exactly as the name or names of the registered IRC Shareholder or IRC Shareholders appear on the certificates. Signatures on the certificates or powers must be guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required).

6.	Special Delivery Instructions

If the cheque(s) for Cash Consideration and/or written evidence of the book entry issuance of Royal Gold Shares in uncertificated form or certificate(s) representing Royal Gold Shares and/or Exchangeable Shares are to be sent to an address other than the current registered address of the IRC Shareholder as shown on the register of IRC Shareholders maintained by the Depositary, Step 6 should be completed.

7.	Lost Certificates

If a certificate evidencing an IRC Common Share has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will forward such letter to IRC’s registrar and transfer agent so that the registrar and transfer agent may advise the undersigned of the replacement requirements. The foregoing action must be taken sufficiently in advance of any deadline in order to obtain a replacement certificate in sufficient time to permit the Common Shares represented by the replacement certificate to be deposited under the Arrangement at or prior to any deadline.

8.	Requests for Assistance and Additional Copies

Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal and Election Form may be obtained without charge on request from the Depositary at the telephone number or addresses set forth in this Letter of Transmittal and Election Form. IRC Shareholders may also contact their broker, dealer, commercial bank, Canadian chartered bank, trust company or other nominee for assistance.

9.	Defects or Irregularities in the Declaration and/or Deposit

Any defect or irregularity in any declaration made by an IRC Shareholder pursuant to this Letter of Transmittal and Election Form will, subject to the discretion of IRC, and after the Effective Date, Royal Gold and Canco, invalidate such declaration and, as a result thereof, will mean that the IRC Shareholder will not receive the cheque(s) for Cash Consideration and/or written evidence of the book entry issuance of Royal Gold Shares uncertificated form or certificate(s) representing Royal Gold Shares and/or Exchangeable Shares until a properly completed declaration is ultimately received. IRC, and after the Effective date, each of Royal Gold and Canco, reserves the right, if either of them so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by it.

10.	Questions

If an IRC Shareholder has any questions about the information contained in this Letter of Transmittal and Election Form or requires assistance in completing this Letter of Transmittal and Election Form, please contact CIBC Mellon Trust Company at:

For mail:

PO Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4
Attention: Corporate Restructures

For hand delivery/courier/registered mail:

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario M5L 1G9
Attention: Corporate Restructures

Telephone: 1-800-387-0825

Email: inquiries@cibcmellon.com

You may also direct inquiries to IRC’s proxy solicitation agent, Georgeson, at 1-866-725-6575.

11.	U.S. IRC Shareholders: Form W-9

In order to avoid backup withholding of U.S. federal income tax, an IRC Shareholder who is a resident of the U.S. for U.S. federal tax purposes or who is otherwise a U.S. person for U.S. federal income tax purposes is required to provide the IRC Shareholder’s current taxpayer identification number (“TIN”) by completing the Form W-9, see Schedule “B”, certifying under penalties of perjury that the TIN provided on that form is correct (or that such IRC Shareholder is awaiting receipt of a TIN), that the IRC Shareholder is a U.S. person for U.S. federal income tax purposes, and that (i) the IRC Shareholder is exempt from backup withholding, (ii) the IRC Shareholder has not been notified by the Internal Revenue Service that the IRC Shareholder is subject to backup withholding as a result of failure to report all interest or dividends, or (iii) after being so notified, the Internal Revenue Service has notified the IRC Shareholder that the IRC Shareholder is no longer subject to backup withholding. If the correct TIN is not provided or if any other information is not correctly provided, a penalty of up to US$50 may be imposed on the IRC Shareholder by the Internal Revenue Service and the IRC Shareholder may be subject to backup withholding at a rate of 28%. Wilfully falsifying certifications or affirmations may result in criminal penalties.

Backup withholding is not an additional U.S. income tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished in a timely manner to the Internal Revenue Service.

The TIN for an individual U.S. citizen or resident is the individual’s social security number. An IRC Shareholder who does not have a TIN may write “Applied For” in Part I of the Form W-9 if such IRC Shareholder has applied for a TIN or intends to apply for a TIN in the near future. If the IRC Shareholder does not provide a TIN within 60 days, the IRC Shareholder will be subject to backup withholding until a TIN is provided.

Certain IRC Shareholders (including, among others, all corporations and certain not-for-profit organizations) are not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, an IRC Shareholder that is a U.S. person for U.S. federal income tax purposes and is exempt from backup withholding should complete the Form W-9 by providing the IRC Shareholder’s correct TIN, signing and dating the form, and checking the box “Exempt from backup withholding”. An IRC Shareholder should consult its tax advisor as to the IRC Shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

All IRC Shareholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from backup withholding.

12.	Non-U.S. IRC Shareholders: Form W-8

An IRC Shareholder who is not a U.S. person for U.S. federal income tax purposes must submit the appropriate Form(s) W-8. Generally, a foreign individual or a foreign corporation that is not a pass-through entity for U.S. income tax purposes and is not engaged in a trade or business within the U.S. would provide a Form W-8BEN. A foreign entity that is a pass-through entity for U.S. federal income tax purposes and is not engaged in a trade or business within the U.S. would generally provide a W-8BEN and/or a Form W-8IMY (which may require additional Forms W-8BEN for its beneficial owners), depending on its particular circumstances. A foreign individual or a foreign entity that is engaged in a trade or business within the U.S. may be required to provide a Form W-8ECI. The Form W-8BEN is enclosed herein, see Schedule “B”. The Forms W-8IMY and W-8ECI will be provided to IRC Shareholders upon request to the Depositary at one of the addresses specified on the back page of this Letter of Transmittal and Election Form.

Exempt persons are not subject to backup withholding. IRC Shareholders that are non-U.S. residents for U.S. federal income tax purposes may qualify as exempt persons by submitting Form W-8BEN, signed under penalties of perjury, certifying such IRC Shareholder’s foreign status.

If backup withholding applies, 28% of certain payments to be made to the IRC Shareholder is required to be withheld. Backup withholding is not an additional tax. Rather, the U.S. tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service.

All IRC Shareholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from backup withholding.

SCHEDULE “A”

Information for Eligible Holders Electing to Receive Exchangeable Share Consideration

IRC Shareholders who are Eligible Holders (other than IRC Shareholders who have properly exercised Dissent Rights), and who have properly completed, duly executed and delivered this Letter of Transmittal and Election Form, their IRC Common Share certificate(s) and all other required documents prior to the Election Deadline and who have elected to receive Exchangeable Share Consideration will be entitled to receive, at the Exchange Time, consideration for their IRC Common Shares that includes, or is exclusively, Exchangeable Share Consideration. Eligible Holders may elect to receive Exchangeable Share Consideration as partial or total consideration with respect to all or any portion of their IRC Common Shares.

Only Eligible Holders (other than IRC Shareholders who have properly exercised their Dissent Rights) may elect to receive consideration that includes Exchangeable Share Consideration. An Eligible Holder is an IRC Shareholder who is (i) a resident of Canada for the purposes of the Income Tax Act (Canada) (the “ITA”) or, if a partnership, a partnership that is a “Canadian partnership” for purposes of the ITA, (ii) not exempt from tax under Part I of the ITA or, if a partnership, a partnership none of the members of which is exempt from tax under Part I of the ITA, and (iii) the beneficial owner of IRC Common Shares.

An IRC Shareholder must include its IRC Common Share certificate(s) and any other required documentation with this Letter of Transmittal and Election Form to make an effective election to receive Exchangeable Share Consideration.

If any IRC Shareholder does not deposit a properly completed and executed Letter of Transmittal and Election Form prior to the Election Deadline, such IRC Shareholder will be deemed to have made a Deemed Election. See “General Information for all IRC Shareholders”.

The tax consequences to Eligible Holders may differ significantly depending on whether Cash Consideration, Exchangeable Share Consideration and/or Royal Gold Share Consideration are received pursuant to the Arrangement and whether a valid tax election is made to defer tax. Eligible Holders should consider carefully the tax consequences in determining whether to elect to receive Cash Consideration, Exchangeable Share Consideration and/or Royal Gold Share Consideration in exchange for the IRC Common Shares. See “Certain Canadian Federal Income Tax Considerations” in the Circular for further information. IRC Shareholders should consult their financial and tax advisors prior to making an election as to the consideration they wish to receive pursuant to the Arrangement.

Please complete the information required on the following pages.

Figure 1: Tax Election Form for use by Eligible Holders of IRC Common Shares

IF THE UNDERSIGNED IS AN ELIGIBLE HOLDER HAVING ELECTED TO RECEIVE CONSIDERATION THAT INCLUDES EXCHANGEABLE SHARES, AND IF THE UNDERSIGNED IS ELIGIBLE FOR AND DESIRES TO FILE A JOINT TAX ELECTION WITH CANCO UNDER SECTION 85 OF THE ITA (AND, WHERE APPLICABLE, ANALOGOUS PROVISIONS OF PROVINCIAL INCOME TAX LAW) TO OBTAIN A POTENTIAL CANADIAN TAX DEFERRAL, PLEASE MAKE THE FOLLOWING ELECTION.

By checking this box ☐, the undersigned:

(a) represents that the undersigned is, and will be at the Effective Time of the Arrangement, an Eligible Holder;

(b) acknowledges that it is the undersigned’s responsibility to prepare and file the appropriate tax election form(s) that will be included in the tax election filing package and to send two signed copies of the applicable tax election forms to the Depositary at the address indicated in the tax election package within 90 days following the Effective Date of the Arrangement, duly completed with: (i) the details of the number of IRC Common Shares transferred in respect of which the undersigned is making the tax election; and (ii) the applicable elected amounts for such shares;

(c) acknowledges that a Canadian tax deferral is only available to the extent that the undersigned receives Exchangeable Shares as partial or total consideration for IRC Common Shares under the Arrangement and completes and duly files a valid tax election with the appropriate taxation authorities;

(d) acknowledges that Canco will not be responsible for the proper or accurate completion of any tax election form or to check or verify the content of any tax election form and, except for Canco’s obligation to return duly completed tax election forms (which are received by the Depositary within 90 days after the Effective Date) within 90 days after the receipt thereof by the Depositary, Canco will not be responsible for any taxes, interest or penalties or any other costs or damages resulting from the failure by an Eligible Holder to properly and accurately complete or file the necessary tax election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation); and

(e) acknowledges that if the undersigned has elected to receive solely Exchangeable Share Consideration in respect of its IRC Common Shares referred to in this Letter of Transmittal and Election Form (or if the undersigned has elected to receive Cash Consideration at a specified percentage, together with Exchangeable Shares), the undersigned may receive Cash Consideration as a result of pro-ration pursuant to the Arrangement (or, if the undersigned has elected to receive Cash Consideration at a specified percentage, together with Exchangeable Shares, Cash Consideration in a greater percentage than elected).

For further information on making the joint tax election, see “Certain Canadian Federal Income Tax Considerations” in the Circular.

Figure 2: Tax Election Package Request Form

If the undersigned has checked the box in the Figure above, please check the appropriate boxes below:

	Yes	No

The undersigned requests that a tax election filing package be forwarded to the undersigned by mail at the address specified herein	☐	☐

The undersigned will obtain the tax election filing package via the internet at www.internationalroyalty.com	☐	☐

The undersigned is a partnership	☐	☐

It is expected that the tax election package will be available for mailing or via the internet following the completion of the Arrangement.

SCHEDULE “B”

Form W-8BEN (Rev. February 2006) Department of the Treasury Internal Revenue Service	Certificate of Foreign Status of Beneficial Owner
for United States Tax Withholding
►  Section references are to the Internal Revenue Code. ►  See separate instructions.
► Give this form to the withholding agent or payer. Do not send to the IRS.	OMB No. 1545-1621

Do not use this form for:		Instead, use Form:
•	A U.S. citizen or other U.S. person, including a resident alien individual	W-9

•	A person claiming that income is effectively connected with the conduct of a trade or business in the United States	W-8ECI

•	A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY

•	A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions)	W-8ECI or W-8EXP

Note: These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.

•	A person acting as an intermediary	W-8IMY

Note: See instructions for additional exceptions.

Part I	Identification of Beneficial Owner (See instructions.)

1 Name of individual or organization that is the beneficial owner		2	Country of incorporation or organization

3	Type of beneficial owner:	☐ Individual	☐ Corporation	☐ Disregarded entity	☐ Partnership	☐ Simple trust
	☐ Grantor trust	☐ Complex trust	☐ Estate	☐ Government	☐ International organization
	☐ Central bank of issue	☐ Tax-exempt organization	☐ Private foundation

4	Permanent residence address (street, apt. or suite no., or rural route). Do not use a P.O. box or in-care-of address.

	City or town, state or province. Include postal code where appropriate.	Country (do not abbreviate)

5	Mailing address (if different from above)

	City or town, state or province. Include postal code where appropriate.	Country (do not abbreviate)

6	U.S. taxpayer identification number, if required (see instructions)	7 Foreign tax identifying number, if any (optional)
☐ SSN or ITIN ☐ EIN

8	Reference number(s) (see instructions)

Part II	Claim of Tax Treaty Benefits (if applicable)

9	I certify that (check all that apply):

a	☐	The beneficial owner is a resident of within the meaning of the income tax treaty between the United States and that country.

b	☐	If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c	☐	The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d	☐	The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e	☐	The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10	Special rates and conditions (if applicable—see instructions): The beneficial owner is claiming the provisions of Article of the treaty identified on line 9a above to claim a % rate of withholding on (specify type of income):
Explain the reasons the beneficial owner meets the terms of the treaty article:

Part III	Notional Principal Contracts

11	☐	I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV	Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:
1 I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,
2 The beneficial owner is not a U.S. person,
3 The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner’s share of a partnership’s effectively connected income, and
4 For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.
Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here	▶

		Signature of beneficial owner (or individual authorized to sign for beneficial owner)	Date (MM-DD-YYYY)	Capacity in which acting

For Paperwork Reduction Act Notice, see separate instructions.	Cat. No. 25047Z	Form W-8BEN (Rev. 2-2006)

Instructions for Form W-8BEN (Rev. February 2006)	Department of the Treasury Internal Revenue Service
Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding
General Instructions
Section references are to the Internal Revenue Code unless otherwise noted.
     For definitions of terms used throughout these instructions, see Definitions on pages 3 and 4.
Purpose of form. Foreign persons are subject to U.S. tax at a 30% rate on income they receive from U.S. sources that consists of:
•	Interest (including certain original issue discount (OID));

•	Dividends;

•	Rents;

•	Royalties;

•	Premiums;

•	Annuities;

•	Compensation for, or in expectation of, services performed;

•	Substitute payments in a securities lending transaction; or

•	Other fixed or determinable annual or periodical gains, profits, or income.
     This tax is imposed on the gross amount paid and is generally collected by withholding under section 1441 or 1442 on that amount. A payment is considered to have been made whether it is made directly to the beneficial owner or to another person, such as an intermediary, agent, or partnership, for the benefit of the beneficial owner.
     In addition, section 1446 requires a partnership conducting a trade or business in the United States to withhold tax on a foreign partner’s distributive share of the partnership’s effectively connected taxable income. Generally, a foreign person that is a partner in a partnership that submits a Form W-8 for purposes of section 1441 or 1442 will satisfy the documentation requirements under section 1446 as well. However, in some cases the documentation requirements of sections 1441 and 1442 do not match the documentation requirements of section 1446. See Regulations sections 1.1446-1 through 1.1446-6. Further, the owner of a disregarded entity, rather than the disregarded entity itself, shall submit the appropriate Form W-8 for purposes of section 1446.
     If you receive certain types of income, you must provide Form W-8BEN to:
•	Establish that you are not a U.S. person;

•	Claim that you are the beneficial owner of the income for which Form W-8BEN is being provided or a partner in a partnership subject to section 1446; and

•	If applicable, claim a reduced rate of, or exemption from, withholding as a resident of a foreign country with which the United States has an income tax treaty.
     You may also be required to submit Form W-8BEN to claim an exception from domestic information reporting and backup withholding for certain types of income that are not subject to foreign-person withholding. Such income includes:
•	Broker proceeds.

•	Short-term (183 days or less) original issue discount (OID).

•	Bank deposit interest.

•	Foreign source interest, dividends, rents, or royalties.

•	Proceeds from a wager placed by a nonresident alien individual in the games of blackjack, baccarat, craps, roulette, or big-6 wheel.
     You may also use Form W-8BEN to certify that income from a notional principal contract is not effectively connected with the conduct of a trade or business in the United States.
     A withholding agent or payer of the income may rely on a properly completed Form W-8BEN to treat a payment associated with the Form W-8BEN as a payment to a foreign person who beneficially owns the amounts paid. If applicable, the withholding agent may rely on the Form W-8BEN to apply a reduced rate of withholding at source.
     Provide Form W-8BEN to the withholding agent or payer before income is paid or credited to you. Failure to provide a
Form W-8BEN when requested may lead to withholding at a 30% rate (foreign-person withholding) or the backup withholding rate.
Additional information. For additional information and instructions for the withholding agent, see the Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.
Who must file. You must give Form W-8BEN to the withholding agent or payer if you are a foreign person and you are the beneficial owner of an amount subject to withholding. Submit Form W-8BEN when requested by the withholding agent or payer whether or not you are claiming a reduced rate of, or exemption from, withholding.
     Do not use Form W-8BEN if:
•	You are a U.S. citizen (even if you reside outside the United States) or other U.S. person (including a resident alien individual). Instead, use Form W-9, Request for Taxpayer Identification Number and Certification.

•	You are a disregarded entity with a single owner that is a U.S. person and you are not a hybrid entity claiming treaty benefits. Instead, provide Form W-9.
Cat. No. 25576H

•	You are a nonresident alien individual who claims exemption from withholding on compensation for independent or dependent personal services performed in the United States. Instead, provide Form 8233, Exemption from Withholding on Compensation for Independent (and Certain Dependent) Personal Services of a Nonresident Alien Individual, or Form W-4, Employee’s Withholding Allowance Certificate.

•	You are receiving income that is effectively connected with the conduct of a trade or business in the United States, unless it is allocable to you through a partnership. Instead, provide Form W-8ECI, Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States. If any of the income for which you have provided a Form W-8BEN becomes effectively connected, this is a change in circumstances and Form W-8BEN is no longer valid. You must file Form W-8ECI. See Change in circumstances on this page.

•	You are filing for a foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section 115(2), 501(c), 892, 895, or 1443(b). Instead, provide Form W-8EXP, Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding. However, you should use Form W-8BEN if you are claiming treaty benefits or are providing the form only to claim you are a foreign person exempt from backup withholding. You should use Form W-8ECI if you received effectively connected income (for example, income from commercial activities).

•	You are a foreign flow-through entity, other than a hybrid entity, claiming treaty benefits. Instead, provide Form W-8IMY, Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding. However, if you are a partner, beneficiary, or owner of a flow-through entity and you are not yourself a flow-through entity, you may be required to furnish a Form W-8BEN to the flow-through entity.

•	You are a disregarded entity for purposes of section 1446. Instead, the owner of the entity must submit the form.

•	You are a reverse hybrid entity transmitting beneficial owner documentation provided by your interest holders to claim treaty benefits on their behalf. Instead, provide Form W-8IMY.

•	You are a withholding foreign partnership or a withholding foreign trust within the meaning of sections 1441 and 1442 and the accompanying regulations. A withholding foreign partnership or a withholding foreign trust is a foreign partnership or trust that has entered into a withholding agreement with the IRS under which it agrees to assume primary withholding responsibility for each partner’s, beneficiary’s, or owner’s distributive share of income subject to withholding that is paid to the partnership or trust. Instead, provide Form W-8IMY.

•	You are acting as an intermediary (that is, acting not for your own account, but for the account of others as an agent, nominee, or custodian). Instead, provide Form W-8IMY.

•	You are a foreign partnership or foreign grantor trust for purposes of section 1446. Instead, provide Form W-8IMY and accompanying documentation. See Regulations sections 1.1446-1 through 1.1446-6.
Giving Form W-8BEN to the withholding agent. Do not send Form W-8BEN to the IRS. Instead, give it to the person who is requesting it from you. Generally, this will be the person from whom you receive the payment, who credits your account, or a partnership that allocates income to you. Give Form W-8BEN to the person requesting it before the payment is made to you, credited to your account or allocated. If you do not provide this form, the withholding agent may have to withhold at the 30% rate, backup withholding rate, or the rate applicable under section 1446. If you receive more than one type of income from a single withholding agent for which you claim different benefits, the withholding agent may, at its option, require you to submit a
Form W-8BEN for each different type of income. Generally, a separate Form W-8BEN must be given to each withholding agent.
     Note. If you own the income or account jointly with one or more other persons, the income or account will be treated by the withholding agent as owned by a foreign person if Forms W-8BEN are provided by all of the owners. If the withholding agent receives a Form W-9 from any of the joint owners, the payment must be treated as made to a U.S. person.
Change in circumstances. If a change in circumstances makes any information on the Form W-8BEN you have submitted incorrect, you must notify the withholding agent or payer within 30 days of the change in circumstances and you must file a new Form W-8BEN or other appropriate form.
     If you use Form W-8BEN to certify that you are a foreign person, a change of address to an address in the United States is a change in circumstances. Generally, a change of address within the same foreign country or to another foreign country is not a change in circumstances. However, if you use Form W-8BEN to claim treaty benefits, a move to the United States or outside the country where you have been claiming treaty benefits is a change in circumstances. In that case, you must notify the withholding agent or payer within 30 days of the move.
     If you become a U.S. citizen or resident alien after you submit Form W-8BEN, you are no longer subject to the 30% withholding rate or the withholding tax on a foreign partner’s share of effectively connected income. You must notify the withholding agent or payer within 30 days of becoming a U.S. citizen or resident alien. You may be required to provide a Form W-9. For more information, see Form W-9 and instructions.
Expiration of Form W-8BEN. Generally, a Form W-8BEN provided without a U.S. taxpayer identification number (TIN) will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. For example, a Form W-8BEN signed on September 30, 2005, remains valid through December 31, 2008. A Form W-8BEN furnished with a U.S. TIN will remain in effect until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports on Form 1042-S at least one payment annually to the beneficial owner who provided the Form W-8BEN. See the instructions for line 6 beginning on page 4 for circumstances under which you must provide a U.S. TIN.
Definitions
Beneficial owner. For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial ownership is determined as if the payment were income.
     Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (that is, a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of a foreign grantor trust (that is, a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (that is, a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself.
     For purposes of section 1446, the same beneficial owner rules apply, except that under section 1446 a foreign simple trust rather than the beneficiary provides the form to the partnership.
     The beneficial owner of income paid to a foreign estate is the estate itself.
Note. A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9. For purposes of section 1446, a U.S. grantor trust or disregarded entity shall not provide the withholding agent a Form W-9 in its own right. Rather, the grantor or other owner shall provide the withholding agent the appropriate form.
Foreign person. A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.
Nonresident alien individual. Any individual who is not a citizen or resident alien of the United States is a nonresident alien individual. An alien individual meeting either the “green card test” or the “substantial presence test” for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a bona fide resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See Pub. 519, U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.
Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (for example, filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.
Flow-through entity. A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder’s jurisdiction.
     For purposes of section 1446, a foreign partnership or foreign grantor trust must submit Form W-8IMY to establish the partnership or grantor trust as a look through entity. The Form W-8IMY may be accompanied by this form or another version of Form W-8 or Form W-9 to establish the foreign or domestic status of a partner or grantor or other owner. See Regulations section 1.1446-1.
Hybrid entity. A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits. See the instructions for line 9c on page 5.
Reverse hybrid entity. A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty. See the instructions for line 9c on page 5.
Fiscally transparent entity. An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.
Disregarded entity. A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

     A disregarded entity shall not submit this form to a partnership for purposes of section 1446. Instead, the owner of such entity shall provide appropriate documentation. See Regulations section 1.1446-1.
Amounts subject to withholding. Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).
     For purposes of section 1446, the amount subject to withholding is the foreign partner’s share of the partnership’s effectively connected taxable income.
Withholding agent. Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.
     For purposes of section 1446, the withholding agent is the partnership conducting the trade or business in the United States. For a publicly traded partnership, the withholding agent may be the partnership, a nominee holding an interest on behalf of a foreign person, or both. See Regulations sections 1.1446-1 through 1.1446-6.
Specific Instructions
A hybrid entity should give Form W-8BEN to a withholding agent only for income for which it is claiming a reduced rate of withholding under an income tax treaty. A reverse hybrid entity should give Form W-8BEN to a withholding agent only for income for which no treaty benefit is being claimed.
Part I
Line 1. Enter your name. If you are a disregarded entity with a single owner who is a foreign person and you are not claiming treaty benefits as a hybrid entity, this form should be completed and signed by your foreign single owner. If the account to which a payment is made or credited is in the name of the disregarded entity, the foreign single owner should inform the withholding agent of this fact. This may be done by including the name and account number of the disregarded entity on line 8 (reference number) of the form. However, if you are a disregarded entity that is claiming treaty benefits as a hybrid entity, this form should be completed and signed by you.
Line 2. If you are a corporation, enter the country of incorporation. If you are another type of entity, enter the country under whose laws you are created, organized, or governed. If you are an individual, enter N/A (for “not applicable”).
Line 3. Check the one box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (for example, corporation, partnership, trust, estate, etc.) under U.S. tax principles. Do not check the box that describes your status under the law of the treaty country. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you must check the “Partnership” or “Disregarded entity” box. If you are a sole proprietor, check the “Individual” box, not the “Disregarded entity” box.
Only entities that are tax-exempt under section 501 should check the “Tax-exempt organization” box. Such organizations should use Form W-8BEN only if they are claiming a reduced rate of withholding under an income tax treaty or some code exception other than section 501. Use Form W-8EXP if you are claiming an exemption from withholding under section 501.
Line 4. Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country’s income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. Do not show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.
Line 5. Enter your mailing address only if it is different from the address you show on line 4.
Line 6. If you are an individual, you are generally required to enter your social security number (SSN). To apply for an SSN, get Form SS-5 from a Social Security Administration (SSA) office or, if in the United States, you may call the SSA at 1-800-772-1213. Fill in Form SS-5 and return it to the SSA.
     If you do not have an SSN and are not eligible to get one, you must get an individual taxpayer identification number (ITIN). To apply for an ITIN, file Form W-7 with the IRS. It usually takes 4-6 weeks to get an ITIN.
An ITIN is for tax use only. It does not entitle you to social security benefits or change your employment or immigration status under U.S. law.
     If you are not an individual or you are an individual who is an employer or you are engaged in a U.S. trade or business as a sole proprietor, you must enter an employer identification number (EIN). If you do not have an EIN, you should apply for one on Form SS-4, Application for Employer Identification Number. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter your EIN.
     A partner in a partnership conducting a trade or business in the United States will likely be allocated effectively connected taxable income. The partner is required to file a U.S. federal income tax return and must have a U.S. taxpayer identification number (TIN).
     You must provide a U.S. TIN if you are:
• Claiming an exemption from withholding under section 871(f) for certain annuities received under qualified plans,
• A foreign grantor trust with 5 or fewer grantors,
• Claiming benefits under an income tax treaty, or
• Submitting the form to a partnership that conducts a trade or business in the United States.
     However, a U.S. TIN is not required to be shown in order to claim treaty benefits on the following items of income:
• Dividends and interest from stocks and debt obligations that are actively traded;
• Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual fund);
• Dividends, interest, or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933; and
• Income related to loans of any of the above securities.
You may want to obtain and provide a U.S. TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a U.S. TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged provided at least one payment is reported to you annually on Form 1042-S.
Line 7. If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.
Line 8. This line may be used by the filer of Form W-8BEN or by the withholding agent to whom it is provided to include any referencing information that is useful to the withholding agent in carrying out its obligations. For example, withholding agents who are required to associate the Form W-8BEN with a particular Form W-8IMY may want to use line 8 for a referencing number or code that will make the association clear. A beneficial owner may use line 8 to include the number of the account for which he or she is providing the form. A foreign single owner of a disregarded entity may use line 8 to inform the withholding agent that the account to which a payment is made or credited is in the name of the disregarded entity (see instructions for line 1 on page 4).
Part II
Line 9a. Enter the country where you claim to be a resident for income tax treaty purposes. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty.
Line 9b. If you are claiming benefits under an income tax treaty, you must have a U.S. TIN unless one of the exceptions listed in the line 6 instructions above applies.
Line 9c. An entity (but not an individual) that is claiming a reduced rate of withholding under an income tax treaty must represent that it:
• Derives the item of income for which the treaty benefit is claimed, and
• Meets the limitation on benefits provisions contained in the treaty, if any.
     An item of income may be derived by either the entity receiving the item of income or by the interest holders in the entity or, in certain circumstances, both. An item of income paid to an entity is considered to be derived by the entity only if the entity is not fiscally transparent under the laws of the entity’s jurisdiction with respect to the item of income. An item of income paid to an entity shall be considered to be derived by the interest holder in the entity only if:
• The interest holder is not fiscally transparent in its jurisdiction with respect to the item of income, and
• The entity is considered to be fiscally transparent under the laws of the interest holder’s jurisdiction with respect to the item of income. An item of income paid directly to a type of entity specifically identified in a treaty as a resident of a treaty jurisdiction is treated as derived by a resident of that treaty jurisdiction.
     If an entity is claiming treaty benefits on its own behalf, it should complete Form W-8BEN. If an interest holder in an entity that is considered fiscally transparent in the interest holder’s jurisdiction is claiming a treaty benefit, the interest holder should complete Form W-8BEN on its own behalf and the fiscally transparent entity should associate the interest holder’s Form W-8BEN with a Form W-8IMY completed by the entity.
An income tax treaty may not apply to reduce the amount of any tax on an item of income received by an entity that is treated as a domestic corporation for U.S. tax purposes. Therefore, neither the domestic corporation nor its shareholders are entitled to the benefits of a reduction of U.S. income tax on an item of income received from U.S. sources by the corporation.
     To determine whether an entity meets the limitation on benefits provisions of a treaty, you must consult the specific provisions or articles under the treaties. Income tax treaties are available on the IRS website at www.irs.gov.
If you are an entity that derives the income as a resident of a treaty country, you may check this box if the applicable income tax treaty does not contain a “limitation on benefits” provision.
Line 9d. If you are a foreign corporation claiming treaty benefits under an income tax treaty that entered into force before January 1, 1987 (and has not been renegotiated) on (a) U.S. source dividends paid to you by another foreign corporation or (b) U.S. source interest paid to you by a U.S. trade or business of another foreign corporation, you must generally be a “qualified resident” of a treaty country. See section 884 for the definition of interest paid by a U.S. trade or business of a foreign corporation (“branch interest”) and other applicable rules.
     In general, a foreign corporation is a qualified resident of a country if any of the following apply.
• It meets a 50% ownership and base erosion test.
• It is primarily and regularly traded on an established securities market in its country of residence or the United States.
• It carries on an active trade or business in its country of residence.
• It gets a ruling from the IRS that it is a qualified resident.

     See Regulations section 1.884-5 for the requirements that must be met to satisfy each of these tests.
If you are claiming treaty benefits under an income tax treaty entered into force after December 31, 1986, do not check box 9d. Instead, check box 9c.
Line 9e. Check this box if you are related to the withholding agent within the meaning of section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year will exceed $500,000. Additionally, you must file
Form 8833, Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).
Line 10
Line 10 must be used only if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in lines 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits. See Scholarship and fellowship grants below for more information.
     The following are additional examples of persons who should complete this line.
• Exempt organizations claiming treaty benefits under the exempt organization articles of the treaties with Canada, Mexico, Germany, and the Netherlands.
• Foreign corporations that are claiming a preferential rate applicable to dividends based on ownership of a specific percentage of stock.
• Persons claiming treaty benefits on royalties if the treaty contains different withholding rates for different types of royalties.
     This line is generally not applicable to claiming treaty benefits under an interest or dividends (other than dividends subject to a preferential rate based on ownership) article of a treaty.
Nonresident alien who becomes a resident alien.
Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes. The individual must use Form W-9 to claim the tax treaty benefit. See the instructions for Form W-9 for more information. Also see Nonresident alien student or researcher who becomes a resident alien later for an example.
Scholarship and fellowship grants. A nonresident alien student (including a trainee or business apprentice) or researcher who receives noncompensatory scholarship or fellowship income may use Form W-8BEN to claim benefits under a tax treaty that apply to reduce or eliminate U.S. tax on such income. No Form W-8BEN is required unless a treaty benefit is being claimed. A nonresident alien student or researcher who receives compensatory scholarship or fellowship income must use Form 8233 to claim any benefits of a tax treaty that apply to that income. The student or researcher must use Form W-4 for any part of such income for which he or she is not claiming a tax treaty withholding exemption. Do not use Form W-8BEN for compensatory scholarship or fellowship income. See Compensation for Dependent Personal Services in the Instructions for Form 8233.
If you are a nonresident alien individual who received noncompensatory scholarship or fellowship income and personal services income (including compensatory scholarship or fellowship income) from the same withholding agent, you may use Form 8233 to claim a tax treaty withholding exemption for part or all of both types of income.
     Completing lines 4 and 9a. Most tax treaties that contain an article exempting scholarship or fellowship grant income from taxation require that the recipient be a resident of the other treaty country at the time of, or immediately prior to, entry into the United States. Thus, a student or researcher may claim the exemption even if he or she no longer has a permanent address in the other treaty country after entry into the United States. If this is the case, you may provide a U.S. address on line 4 and still be eligible for the exemption if all other conditions required by the tax treaty are met. You must also identify on line 9a the tax treaty country of which you were a resident at the time of, or immediately prior to, your entry into the United States.
     Completing line 10. You must complete line 10 if you are a student or researcher claiming an exemption from taxation on your scholarship or fellowship grant income under a tax treaty.
Nonresident alien student or researcher who becomes a resident alien. You must use Form W-9 to claim an exception to a saving clause. See Nonresident alien who becomes a resident alien on this page for a general explanation of saving clauses and exceptions to them.
     Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would complete Form W-9.
Part III
If you check this box, you must provide the withholding agent with the required statement for income from a notional principal contract that is to be treated as income not effectively connected with the conduct of a trade or business in the United States. You should update this statement as often as necessary. A new Form W-8BEN is not required for each update provided the form otherwise remains valid.
Part IV
Form W-8BEN must be signed and dated by the beneficial owner of the income, or, if the beneficial owner is not an individual, by an authorized representative or officer of the beneficial owner. If Form W-8BEN is completed by an agent acting under a duly authorized power of attorney, the form must be accompanied by the power of attorney in proper form or a copy thereof specifically authorizing the agent to represent the principal in making, executing, and presenting the form. Form 2848, Power of Attorney and Declaration of Representative, may be used for this purpose. The agent, as well as the beneficial owner, may incur liability for the penalties provided for an erroneous, false, or fraudulent form.
Broker transactions or barter exchanges. Income from transactions with a broker or a barter exchange is subject to reporting rules and backup withholding unless Form W-8BEN or a substitute form is filed to notify the broker or barter exchange that you are an exempt foreign person.
     You are an exempt foreign person for a calendar year in which:
• You are a nonresident alien individual or a foreign corporation, partnership, estate, or trust;
• You are an individual who has not been, and does not plan to be, present in the United States for a total of 183 days or more during the calendar year; and
• You are neither engaged, nor plan to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.
Paperwork Reduction Act Notice. We ask for the information on this form to carry out the Internal Revenue laws of the United States. You are required to provide the information. We need it to ensure that you are complying with these laws and to allow us to figure and collect the right amount of tax.
     You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must be retained as long as their contents may become material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by section 6103.
     The time needed to complete and file this form will vary depending on individual circumstances. The estimated average time is: Recordkeeping, 5 hr., 58 min.; Learning about the law or the form, 3 hr., 46 min.; Preparing and sending the form to IRS,
4 hr., 2 min.
     If you have comments concerning the accuracy of these time estimates or suggestions for making this form simpler, we would be happy to hear from you. You can email us at *taxforms@irs.gov. Please put “Forms Comment” on the subject line. Or you can write to Internal Revenue Service, Tax Products Coordinating Committee, SE:W:CAR:MP:T:T:SP, 1111 Constitution Ave. NW,
IR-6406, Washington, DC 20224. Do not send Form W-8BEN to this office. Instead, give it to your withholding agent.

Form W-9 (Rev. October 2007) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 2.	Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership
☐   Limited liability company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership) ▶ -------
	☐ Other (see instructions) ▶	☐	Exempt payee

	Address (number, street, and apt. or suite no.)	Requester’s name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.
Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

or

Employer identification number

Part II	Certification

Under penalties of perjury, I certify that:
1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. person (defined below).
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions
Section references are to the Internal Revenue Code unless otherwise noted.
Purpose of Form
A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.
     Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:
     1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
     2. Certify that you are not subject to backup withholding, or
     3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.
Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.
Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:
• An individual who is a U.S. citizen or U.S. resident alien,
• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
• An estate (other than a foreign estate), or
• A domestic trust (as defined in Regulations section 301.7701-7).
Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.
     The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:
• The U.S. owner of a disregarded entity and not the entity,

Cat. No. 10231X	Form W-9 (Rev. 10-2007)

Form W-9 (Rev. 10-2007)	Page 2

• The U.S. grantor or other owner of a grantor trust and not the trust, and
• The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.
Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).
Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.
     If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:
     1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
     2. The treaty article addressing the income.
     3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
     4. The type and amount of income that qualifies for the exemption from tax.
     5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.
     Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.
     If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.
What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.
     You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.
Payments you receive will be subject to backup withholding if:
     1. You do not furnish your TIN to the requester,
     2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
     3. The IRS tells the requester that you furnished an incorrect TIN,
     4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
     5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).
     Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.
     Also see Special rules for partnerships on page 1.
Penalties
Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.
Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.
Specific Instructions
Name
If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.
     If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.
Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.
Limited liability company (LLC). Check the “Limited liability company” box only and enter the appropriate code for the tax classification (“D” for disregarded entity, “C” for corporation, “P” for partnership) in the space provided.
     For a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line.
     For an LLC classified as a partnership or a corporation, enter the LLC’s name on the “Name” line and any business, trade, or DBA name on the “Business name” line.
Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.
Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).
Exempt Payee
If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the business name, sign and date the form.

Form W-9 (Rev. 10-2007)	Page 3

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.
Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.
     The following payees are exempt from backup withholding:
     1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),
     2. The United States or any of its agencies or instrumentalities,
     3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,
     4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or
     5. An international organization or any of its agencies or instrumentalities.
     Other payees that may be exempt from backup withholding include:
     6. A corporation,
     7. A foreign central bank of issue,
     8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,
     9. A futures commission merchant registered with the Commodity Futures Trading Commission,
     10. A real estate investment trust,
     11. An entity registered at all times during the tax year under the Investment Company Act of 1940,
     12. A common trust fund operated by a bank under section 584(a),
     13. A financial institution,
     14. A middleman known in the investment community as a nominee or custodian, or
     15. A trust exempt from tax under section 664 or described in section 4947.
     The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for ...	THEN the payment is exempt for ...
Interest and dividend payments	All exempt payees except for 9

Broker transactions	Exempt payees 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker

Barter exchange transactions and patronage dividends	Exempt payees 1 through 5

Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2]	However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, and payments for services paid by a federal executive agency.
Part I. Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.
     If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.
     If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.
Note. See the chart on page 4 for further clarification of name and TIN combinations.
How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).
     If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.
Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.
Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.
Part II. Certification
To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.
     For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt payees, see Exempt Payee on page 2.
Signature requirements. Complete the certification as indicated in 1 through 5 below.
     1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.
     2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

Form W-9 (Rev. 10-2007)	Page 4

     3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.
     4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).
     5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.
What Name and Number To Give the Requester

	For this type of account:	Give name and SSN of:
1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]

4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]

5.	Sole proprietorship or disregarded entity owned by an individual	The owner [3]

	For this type of account:	Give name and EIN of:
6.	Disregarded entity not owned by an individual	The owner

7.	A valid trust, estate, or pension trust	Legal entity [4]

8.	Corporate or LLC electing corporate status on Form 8832	The corporation

9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2]	Circle the minor’s name and furnish the minor’s SSN.

[3]	You must show your individual name and you may also enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4]	List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.
Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.
Secure Your Tax Records from Identity Theft
Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.
     To reduce your risk:
•	Protect your SSN,

•	Ensure your employer is protecting your SSN, and

•	Be careful when choosing a tax preparer.
     Call the IRS at 1-800-829-1040 if you think your identity has been used inappropriately for tax purposes.
     Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.
Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.
     The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.
     If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS personal property to the Treasury Inspector General for Tax Administration at
1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.consumer.gov/idtheft or 1-877-IDTHEFT(438-4338).
     Visit the IRS website at www.irs.gov to learn more about identity theft and how to reduce your risk.
Privacy Act Notice
Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.
     You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Instructions for the Requester of Form W-9 (Rev. September 2007) Request for Taxpayer Identification Number and Certification	Department of the Treasury Internal Revenue Service
Section references are to the Internal Revenue Code unless otherwise noted.
What’s New
Section 6049 contains new information reporting requirements for tax-exempt interest. For information on certification rules for tax-exempt interest payments, see Notice 2006-93 on page 798 of Internal Revenue Bulletin(I.R.B.) 2006-44 at
www.irs.gov/pub/irs-irbs/irb06-44.pdf.
Reminders
• The backup withholding rate is 28% for reportable payments.
• The IRS website offers TIN Matching e-services for payers to validate name and TIN combinations. See Taxpayer Identification Number (TIN) Matching on page 4.
How Do I Know When To Use Form W-9?
Use Form W-9 to request the taxpayer identification number (TIN) of a U.S. person (including a resident alien) and to request certain certifications and claims for exemption. (See Purpose of Form on Form W-9.) Withholding agents may require signed Forms W-9 from U.S. exempt recipients to overcome any presumptions of foreign status. For federal purposes, a U.S. person includes but is not limited to:
• An individual who is a U.S. citizen or U.S. resident alien,
• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
• Any estate (other than a foreign estate), or
• A domestic trust (as defined in Regulations section 301.7701-7).
     A partnership may require a signed Form W-9 from its U.S. partners to overcome any presumptions of foreign status and to avoid withholding on the partner’s allocable share of the partnership’s effectively connected income. For more information, see Regulations section 1.1446-1.
     Advise foreign persons to use the appropriate Form W-8. See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities, for more information and a list of the W-8 forms.
     Also, a nonresident alien individual may, under certain circumstances, claim treaty benefits on scholarships and fellowship grant income. See Pub. 515 or Pub. 519, U.S. Tax Guide for Aliens, for more information.
Electronic Submission of Forms W-9
Requesters may establish a system for payees and payees’ agents to submit Forms W-9 electronically, including by fax. A requester is anyone required to file an information return. A payee is anyone required to provide a taxpayer identification number (TIN) to the requester.
Payee’s agent. A payee’s agent can be an investment advisor (corporation, partnership, or individual) or an introducing broker. An investment advisor must be registered with the Securities Exchange Commission (SEC) under the Investment Advisers Act of 1940. The introducing broker is a broker-dealer that is regulated by the SEC and the National Association of Securities Dealers, Inc., and that is not a payer. Except for a broker who acts as a payee’s agent for “readily tradable instruments,” the advisor or broker must show in writing to the payer that the payee authorized the advisor or broker to transmit the Form W-9 to the payer.
Electronic system. Generally, the electronic system must:
• Ensure the information received is the information sent, and document all occasions of user access that result in the submission;
• Make reasonably certain that the person accessing the system and submitting the form is the person identified on Form W-9, the investment advisor, or the introducing broker;
• Provide the same information as the paper Form W-9;
• Be able to supply a hard copy of the electronic Form W-9 if the Internal Revenue Service requests it; and
• Require as the final entry in the submission an electronic signature by the payee whose name is on Form W-9 that authenticates and verifies the submission. The electronic signature must be under penalties of perjury and the perjury statement must contain the language of the paper Form W-9.
For Forms W-9 that are not required to be signed, the electronic system need not provide for an electronic signature or a perjury statement.
     For more details, see the following.
• Announcement 98-27 on page 30 of I.R.B. 1998-15 available at www.irs.gov/pub/irs-irbs/irb98-15.pdf.
• Announcement 2001-91 on page 221 of I.R.B. 2001-36 available at www.irs.gov/pub/irs-irbs/irb01-36.pdf.
Individual Taxpayer Identification Number (ITIN)
Form W-9 (or an acceptable substitute) is used by persons required to file information returns with the IRS to get the payee’s (or other person’s) correct name and
Cat. No. 20479P

TIN. For individuals, the TIN is generally a social security number (SSN).
     However, in some cases, individuals who become U.S. resident aliens for tax purposes are not eligible to obtain an SSN. This includes certain resident aliens who must receive information returns but who cannot obtain an SSN.
     These individuals must apply for an ITIN on Form W-7, Application for IRS Individual Taxpayer Identification Number, unless they have an application pending for an SSN. Individuals who have an ITIN must provide it on Form W-9.
Substitute Form W-9
You may develop and use your own Form W-9 (a substitute Form W-9) if its content is substantially similar to the official IRS Form W-9 and it satisfies certain certification requirements.
     You may incorporate a substitute Form W-9 into other business forms you customarily use, such as account signature cards. However, the certifications on the substitute Form W-9 must clearly state (as shown on the official Form W-9) that under penalties of perjury:
     1. The payee’s TIN is correct,
     2. The payee is not subject to backup withholding due to failure to report interest and dividend income, and
     3. The payee is a U.S. person.
     You may not:
     1. Use a substitute Form W-9 that requires the payee, by signing, to agree to provisions unrelated to the required certifications, or
     2. Imply that a payee may be subject to backup withholding unless the payee agrees to provisions on the substitute form that are unrelated to the required certifications.
     A substitute Form W-9 that contains a separate signature line just for the certifications satisfies the requirement that the certifications be clearly stated.
     If a single signature line is used for the required certifications and other provisions, the certifications must be highlighted, boxed, printed in bold-face type, or presented in some other manner that causes the language to stand out from all other information contained on the substitute form. Additionally, the following statement must be presented to stand out in the same manner as described above and must appear immediately above the single signature line:
     “The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.”
     If you use a substitute form, you are required to provide the Form W-9 instructions to the payee only if he or she requests them. However, if the IRS has notified the payee that backup withholding applies, then you must instruct the payee to strike out the language in the certification that relates to underreporting. This instruction can be given orally or in writing. See item 2 of the Certification on Form W-9. You can replace “defined below” with “defined in the instructions” in item 3 of the Certification on Form W-9 when the instructions will not be provided to the payee except upon request. For more information, see Revenue Procedure 83-89,1983-2, C.B. 613; amplified by Revenue Procedure 96-26 which is on page 22 of I.R.B. 1996-8 at
www.irs.gov/pub/irs-irbs/irb96-08.pdf.
TIN Applied for
For interest and dividend payments and certain payments with respect to readily tradable instruments, the payee may return a properly completed, signed Form W-9 to you with “Applied For” written in Part I. This is an “awaiting-TIN” certificate. The payee has 60 calendar days, from the date you receive this certificate, to provide a TIN. If you do not receive the payee’s TIN at that time, you must begin backup withholding on payments.
Reserve rule. You must backup withhold on any reportable payments made during the 60-day period if a payee withdraws more than $500 at one time, unless the payee reserves 28 percent of all reportable payments made to the account.
Alternative rule. You may also elect to backup withhold during this 60-day period, after a 7-day grace period, under one of the two alternative rules discussed below.
     Option 1. Backup withhold on any reportable payments if the payee makes a withdrawal from the account after the close of 7 business days after you receive the awaiting-TIN certificate. Treat as reportable payments all cash withdrawals in an amount up to the reportable payments made from the day after you receive the awaiting-TIN certificate to the day of withdrawal.
     Option 2. Backup withhold on any reportable payments made to the payee’s account, regardless of whether the payee makes any withdrawals, beginning no later than 7 business days after you receive the awaiting-TIN certificate.
The 60-day exemption from backup withholding does not apply to any payment other than interest, dividends, and certain payments relating to readily tradable instruments. Any other reportable payment, such as nonemployee compensation, is subject to backup withholding immediately, even if the payee has applied for and is awaiting a TIN.
     Even if the payee gives you an awaiting-TIN certificate, you must backup withhold on reportable interest and dividend payments if the payee does not certify, under penalties of perjury, that the payee is not subject to backup withholding.
     If you do not collect backup withholdings from affected payees as required, you may become liable for any uncollected amount.
Payees Exempt From Backup Withholding
Even if the payee does not provide a TIN in the manner required, you are not required to backup withhold on any payments you make if the payee is:
     1. An organization exempt from tax under section 501(a), any IRA where the payor is also the trustee or custodian, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),
     2. The United States or any of its agencies or instrumentalities,
     3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

     4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or
     5. An international organization or any of its agencies or instrumentalities.
     Other payees that may be exempt from backup withholding include:
     6. A corporation,
     7. A foreign central bank of issue,
     8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,
     9. A futures commission merchant registered with the Commodity Futures Trading Commission,
     10. A real estate investment trust,
     11. An entity registered at all times during the tax year under the Investment Company Act of 1940,
     12. A common trust fund operated by a bank under section 584(a),
     13. A financial institution,
     14. A middleman known in the investment community as a nominee or custodian, or
     15. A trust exempt from tax under section 664 or described in section 4947.
     The following types of payments are exempt from backup withholding as indicated for items 1 through 15 above.
Interest and dividend payments. All listed payees are exempt except the payee in item 9.
Broker transactions. All payees listed in items 1 through 13 are exempt. A person registered under the Investment Advisers Act of 1940 who regularly acts as a broker is also exempt.
Barter exchange transactions and patronage dividends. Only payees listed in items 1 through 5 are exempt.
Payments reportable under sections 6041 and 6041A. Only payees listed in items 1 through 7 are generally exempt.
     However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC, Miscellaneous Income, are not exempt from backup withholding.
• Medical and health care payments.
• Attorneys’ fees.
• Payments for services paid by a federal executive agency. (See Revenue Ruling 2003-66 on page 1115 in I.R.B. 2003-26 at www.irs.gov/pub/irs-irbs/irb03-26.pdf.)
Payments Exempt From Backup Withholding
Payments that are not subject to information reporting also are not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A, and 6050N, and their regulations. The following payments are generally exempt from backup withholding.
Dividends and patronage dividends
• Payments to nonresident aliens subject to withholding under section 1441.
• Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
• Payments of patronage dividends not paid in money.
• Payments made by certain foreign organizations.
• Section 404(k) distributions made by an ESOP.
Interest payments
• Payments of interest on obligations issued by individuals. However, if you pay $600 or more of interest in the course of your trade or business to a payee, you must report the payment. Backup withholding applies to the reportable payment if the payee has not provided a TIN or has provided an incorrect TIN.
• Payments described in section 6049(b)(5) to nonresident aliens.
• Payments on tax-free covenant bonds under section 1451.
• Payments made by certain foreign organizations.
• Mortgage or student loan interest paid to you.
Other types of payment
• Wages.
• Distributions from a pension, annuity, profit-sharing or stock bonus plan, any IRA where the payor is also the trustee or custodian, an owner-employee plan, or other deferred compensation plan.
• Distributions from a medical or health savings account and long-term care benefits.
• Certain surrenders of life insurance contracts.
• Distribution from qualified tuition programs or Coverdell ESAs.
• Gambling winnings if regular gambling winnings withholding is required under section 3402(q). However, if regular gambling winnings withholding is not required under section 3402(q), backup withholding applies if the payee fails to furnish a TIN.
• Real estate transactions reportable under section 6045(e).
• Cancelled debts reportable under section 6050P.
• Fish purchases for cash reportable under section 6050R.
• Certain payment card transactions by a qualified payment card agent (as described in Revenue Procedure 2004-42 and Regulations section 31.3406(g)-1(f) and if the requirements under Regulations section 31.3406(g)-1(f) are met. Revenue Procedure 2004-42 is on page 121 of I.R.B. 2004-31 which is available at www.irs.gov/pub/irs-irbs/irb04-31.pdf.
Joint Foreign Payees
If the first payee listed on an account gives you a Form W-8 or a similar statement signed under penalties of perjury, backup withholding applies unless:
     1. Every joint payee provides the statement regarding foreign status, or
     2. Any one of the joint payees who has not established foreign status gives you a TIN.
     If any one of the joint payees who has not established foreign status gives you a TIN, use that number for purposes of backup withholding and information reporting.
     For more information on foreign payees, see the Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and
W-8IMY.

Names and TINs To Use for Information Reporting
Show the full name and address as provided on Form W-9 on the information return filed with the IRS and on the copy furnished to the payee. If you made payments to more than one payee or the account is in more than one name, enter on the first name line only the name of the payee whose TIN is shown on the information return. You may show the names of any other individual payees in the area below the first name line.
Sole proprietor. Enter the individual’s name on the first name line. On the second name line, enter the business name or “doing business as (DBA)” if provided. You may not enter only the business name. For the TIN, you may enter either the individual’s SSN or the employer identification number (EIN) of the business. However, the IRS encourages you to use the SSN.
LLC. For an LLC that is disregarded as an entity separate from its owner, you must show the owner’s name on the first name line. On the second name line, you may enter the LLC’s name. Use the owner’s TIN. Do not enter the disregarded entity’s EIN.
Notices From the IRS
The IRS will send you a notice if the payee’s name and TIN on the information return you filed do not match the IRS’s records. (See Taxpayer Identification Number (TIN) Matching below.) You may have to send a “B” notice to the payee to solicit another TIN. Pub. 1281, Backup Withholding for Missing and Incorrect Name/TIN(s), contains copies of the two types of “B” notices.
Taxpayer Identification Number (TIN) Matching
TIN Matching allows a payer or authorized agent who is required to file Forms 1099-B, DIV, INT, MISC, OID, and /or PATR to match TIN and name combinations with IRS records before submitting the forms to the IRS. TIN Matching is one of the e-services products that is offered, and is accessible through the IRS website. Go to www.irs.gov and search for “e-services.” It is anticipated that payers who validate the TIN and name combinations before filing information returns will receive fewer backup withholding (CP2100) “B” notices and penalty notices.
Additional Information
For more information on backup withholding, see Pub. 1281.

CIBC MELLON TRUST COMPANY

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PO Box 1036
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Toronto, Ontario M5C 2K4
Attention: Corporate Restructures

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Email: inquiries@cibcmellon.com